Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of March 10, 2021, Mackinac Financial Corporation had one class of common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The following description of our common stock is a summary and does not purport to be complete. It is subject to and qualified in its entirety by reference to our articles of incorporation (the “Articles”) and our third amended and restated bylaws (the “Bylaws”), each of which is incorporated herein by reference as an exhibit to the Annual Report on Form 10-K filed with the Securities and Exchange Commission, of which this Exhibit 4.1 is a part. We encourage you to read our Articles, our Bylaws and the applicable provisions of the Michigan Business Corporation Act (as amended, the “MBCA”) for additional information.

Authorized Capital Stock

        Our authorized capital stock consists of 18,000,000 shares of common stock, no par value per share, and 500,000 shares of preferred stock, no par value per share. As of March 10, 2021, there were 10,550,393 shares of common stock issued and outstanding, no shares of preferred stock outstanding and 61,145 shares of common stock to be issued upon vesting of restricted stock awards.  There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock are validly issued, fully paid and non-assessable.

Voting Rights

Each holder of our common stock is entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Directors are elected by a plurality of the shares actually voting on the matter. Our board of directors (the “Board”) is divided into three classes, as nearly equal in number as reasonably possible, with each class of directors serving for successive three-year terms so that each year the term of only one class of directors expires.  This structure may frustrate or prevent any attempts by our shareholders to replace or remove our current management or effect a change in control by making it more difficult for shareholders to replace members of the board of directors. When an action other than the election of directors is to be taken by a vote of the shareholders, it shall be authorized by a majority of the votes cast by the holders of shares entitled to vote, unless a greater plurality is required by the Articles or the MBCA. If we issue preferred stock, holders of such preferred stock may also possess voting rights.

Dividend Rights

We can pay dividends if, as and when declared by the Board, subject to compliance with limitations imposed by law. The holders of our common stock are entitled to receive and share equally in these dividends as they may be declared by the Board out of funds legally available for such purpose. If we issue any shares of its authorized preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends.

Liquidation Rights

In the event of our liquidation, dissolution or winding up, whether voluntary or involuntary, the holders of our common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, and payment or provision for payment of all required distributions with respect to outstanding shares of preferred stock, all of our assets available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Other Rights and Preferences

Under the MBCA, shareholders do not have preemptive rights unless the corporation’s articles of incorporation provide otherwise. Our Articles do not provide for preemptive rights. We do not have a rights plan in effect. Neither we nor holders of our common stock are parties to a shareholders’ agreement with respect to our capital stock.

Listing

Our common stock has been approved for listing on the NASDAQ Capital Market under the symbol “MFNC.”

Certain Provisions of Our Articles and Bylaws, Michigan Law and Federal Law

Articles and Bylaws

Our Articles provide that our directors will not be personally liable to us or our shareholders for money damages, except for liability (1) for any breach of the director’s duty of loyalty to us or our shareholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) resulting from a violation of the MBCA, or (4) for any transaction from which the director derived an improper benefit.  Our Bylaws provide for the indemnification of directors and officers to the fullest extent authorized by law and of employees and agents to such extent as authorized by the board of directors and permitted by law.  Our Bylaws provide that we may purchase and maintain insurance on behalf of its directors, officers, employees and agents against any liability, whether or not we would have the power to indemnify such persons against such liability under our Articles. We maintain such insurance.

Michigan Law

We are subject to the provisions of Chapter 7A of the MBCA. Chapter 7A contains provisions that generally require that business combinations between a corporation that is subject to Chapter 7A and a beneficial owner of 10% or more of the voting power of the corporation be approved by a very high percentage of the shareholders. The vote required is the affirmative vote of at least 90% of the votes of each class of stock entitled to be cast and not less than two-thirds of the votes of each class of stock entitled to be cast by shareholders other than the 10% owner who is a party to the combination. The high vote requirements will not apply if (i) our board of directors approves the transaction prior to the time the 10% owner becomes such or (ii) the transaction satisfies the specified fairness standards, various other conditions are met and the 10% owner has been such for at least five years

Federal Law

The Bank Holding Company Act, as amended (“BHCA”), requires any “bank holding company,” as defined in the BHCA, to obtain the approval of the Board of Governors of the Federal Reserve Board before acquiring 5% or more of our common stock. Any entity that is a holder of 25% or more of our common stock, or a holder of 5% or more if such holder otherwise exercises a “controlling influence” over us, is subject to regulation as a bank holding company under the BHCA. Any person, other than a bank holding company, is required to obtain the approval of the Federal Reserve Board before acquiring 10% or more of our common stock under the Change in Bank Control Act of 1978, as amended.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Broadridge Corporate Issuer Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.